UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of September 2005

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

VEOLIA WATER WINS THE WATER MANAGEMENT CONTRACT
FOR THE CITY OF CHANGZHOU (CHINA)
WORTH OVER 800 MILLION EUROS

Paris, September 29, 2005 – Veolia Water, the Water Division of Veolia Environnement, has just been awarded the contract under a Public Private Partnership to manage the water services for ChangZhou, a fast-growing city of 1.2 million inhabitants, located in the JiangSu Province some 100 kilometers from Shanghai.

Total revenues under this 30-year PPP contract, awarded after an international call for tender, amounts to a total revenue of more than 800 million euros over the period.

Under the terms of the contact, Veolia Water has formed a partnership with the Hong Kong-based group Citic Pacific to acquire a 49% stake in the municipal company ChangZhou Tap Water Group. The city of ChangZhou retaining the remaining 51%.

Veolia Water will be responsible for managing these company, including 850 employees, whose brief is to produce and distribute drinking water (5 plants with a global capacity of 790,000 m3/day, a 1,750 km network). It will also be in charge of managing customer service.

“The contract to serve the city of ChangZhou is the 16th awarded to Veolia Water in China following on from those recently signed with Urumqi and Handan. It will significantly strengthen our presence in China, particularly in the Shanghai region, where we already provide the full range of water services in Pudong. This new partnership highlights the success of Veolia Water’s teams in forging a trust-based relationship with the Chinese authorities. The strong performance and quality of service delivered on contracts awarded over the last eight years have also been key factors” said Antoine Frérot, Chief Executive Officer of Veolia Water.

Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. Veolia Water serves 110 million people worldwide. With 67,800 employees, its 2004 revenues amounted to €9.8 billion. www.veoliawater.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. The company has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €24.7 billion in 2004 and has 250,000 employees. www.veoliaenvironnement.com

Important disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains forward-looking statements within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 630 371 27 49

Press release also available on our web site: http//veoliaenvironnement-finance.com

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 29, 2005

VEOLIA ENVIRONNEMENT

By:	/s/ Alain Tchernonog___________
Name: Alain Tchernonog
Title: General Counsel